

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 10, 2008

Via Fax & U.S. Mail

Ms. Sally J. Smith
Chief Executive Officer
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

> **Re: Buffalo Wild Wings, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 000-24742**

Dear Ms. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief